# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Synlogic, Inc., CIK 0001527599
CUSIP: 87166L100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: PO Box 30, Winchester, Massachusetts (MA), 01890
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-23-000047
Filed by CIK 0001319645

## Reporting persons
- Kryzanowski, John A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 733,412; shared voting power 0; sole dispositive power 733,412; shared dispositive power 0; aggregate amount beneficially owned 733,412 (6.27% of the class)
  Comment: Percentage calculated based on (a) 592,567 shares of common stock, par value $0.001 per share, of the issuer ("Common Stock") held by the filer, plus 140,845 shares of Common Stock underlying warrants held by the filer and (b) 11,696,109 shares of Common Stock outstanding on November 5, 2024, as reported on the Form 10-Q for the quarterly period ended September 30, 2024, by Synlogic, Inc.

## Item 1. Issuer
Name of issuer: Synlogic, Inc.
Address of issuer's principal executive offices: PO Box 30. Winchester, MA 01890

## Item 2. Person Filing
Name of person filing: John A. Kryzanowski
Address of principal business office or, if none, residence:
c/o Shartsis Friese LLP
425 Market Street, 11th Floor
San Francisco, CA 94105
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-9 and 11 of the cover page for the Filer.
Percent of class: 6.27
Sole power to vote or to direct the vote: 733,412
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 733,412
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kryzanowski, John A.: /s/ John A. Kryzanowski, Filer (02/25/2025)